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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47425

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PERSHING ADVISOR SOLUTIONS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE PERSHING PLAZA
(No. and Street)

JERSEY CITY (City) NJ (State) 07399 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section
MAR 01 2010
Washington, DC
110

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 PARK AVE. (Address) NEW YORK (City) NY (State) 10154 (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We, Mark Tibergien and Dennis Wallestad, swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Pershing Advisor Solutions LLC, as of December 31, 2009, are true and correct. We further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

SAL RAIMI
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Feb. 25, 2011

Mark Tibergien, Chief Executive Officer

Dennis Wallestad, ~~Chief~~ Financial Officer

Notary Public

This report ** contains (check all applicable boxes):

- x (a) Facing Page.
- x (b) Statement of Financial Condition.
- x (c) Statement of Income (Loss).
- x (d) Statement of Changes in Financial Condition.
- x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- x (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- x (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- x (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

PERSHING ADVISOR SOLUTIONS LLC

(An Indirect Wholly Owned Subsidiary of
The Bank of New York Mellon Corporation)

Statement of Financial Condition

December 31, 2009

(With Report of Independent Registered Public Accounting Firm)

PERSHING ADVISOR SOLUTIONS LLC
(An Indirect Wholly Owned Subsidiary of
The Bank of New York Mellon Corporation)

Statement of Financial Condition

December 31, 2009

Table of Contents

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Managers and Member
Pershing Advisor Solutions LLC:

We have audited the accompanying statement of financial condition of Pershing Advisor Solutions LLC (the Company) as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Pershing Advisor Solutions LLC as of December 31, 2009, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 26, 2010

PERSHING ADVISOR SOLUTIONS LLC
(An Indirect Wholly Owned Subsidiary of
The Bank of New York Mellon Corporation)

Statement of Financial Condition

December 31, 2009

(Dollars in thousands)

Assets		
Due from affiliated clearing broker	$	21,947
Intangible assets		22,675
Fees and other receivables		2,479
Due from affiliates		2,553
Other assets		4,371
Total assets	$	54,025
Liabilities and Member's Equity		
Liabilities:		
Accrued compensation payable	$	1,121
Other accrued expenses		8,352
Due to affiliates		5,076
Total liabilities		14,549
Subordinated indebtedness		30,000
Member's equity:		
Member's contributions		28,529
Accumulated deficit		(19,053)
Total member's equity		9,476
Total liabilities and member's equity	$	54,025

See accompanying notes to statement of financial condition.

(1) Organization and Description of Business

Pershing Advisor Solutions LLC (the Company) is a single member Delaware Limited Liability Company and a wholly owned subsidiary of Pershing Advisor Solutions Holdings LLC (PAS Holdings), which is a wholly owned subsidiary of Pershing Group LLC (the Parent). The Parent is a wholly owned subsidiary of The Bank of New York Mellon Corporation (BNY Mellon).

The Company provides account management services to registered investment advisors, managed account sponsors, hedge funds and family offices and their clients, and is a registered broker-dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA).

(2) Summary of Significant Accounting Policies

The Company's statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America which require the use of management's best judgment and estimates. Estimates and assumptions that affect the reported amounts in the statement of financial condition and accompanying notes may vary from actual results.

(a) Intangible Assets

Intangible assets are amortized on a straight line basis over their estimated useful lives, which is 15 years from the date of acquisition and are assessed annually for indicators of impairment pursuant to the provision of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 350, *Intangibles – Goodwill and Other* and ASC 360, *Property, Plant and Equipment.*

(b) Income Taxes

Under a tax sharing arrangement, the Company recognizes income taxes based on its allocated share of tax from BNY Mellon, calculated in accordance with ASC Topic 740 - *Income Taxes*. Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of the Company's assets and liabilities using the tax rates expected to be enacted when the asset or liability is realized. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. Deferred tax assets and liabilities are included on the statement of financial condition as a component of other accrued expenses.

(c) Subsequent Events

In May 2009, the FASB issued new guidance on subsequent events, included in ASC 855, *Subsequent Events*. This guidance establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. ASC 855 renames type one and type two subsequent events as "recognized" subsequent events and "non-recognized" subsequent events. For recognized subsequent events, an entity shall recognize in financial statements the effect of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including estimates inherent in the process of preparing financial statements. For unrecognized subsequent events, an entity shall not recognize subsequent events about conditions that did not exist at the date of the balance sheet but that arose after the balance sheet date.

(Continued)

The Company has evaluated subsequent events through February 26, 2010.

(d) ***FASB Accounting Standards Codification***

In June 2009, the FASB issued ASU 2009-1, *The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles*. This ASU is included in ASC 105-*Generally Accepted Accounting Principles* and established the FASB Accounting Standards Codification™ (Codification") as the source of authoritative accounting principle recognized by the FASB to be applied by non-governmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the SEC under authority of federal securities law are also sources of authoritative GAAP for SEC registrants. The Codification became the exclusive authoritative reference for interim and annual periods ending after September 15, 2009.

(3) Clearing Arrangements

Pursuant to agreements between the Company and its correspondent clearing broker, Pershing, securities transactions effected by the Company are introduced and cleared on a fully disclosed basis. Due from affiliated clearing broker primarily represents net cash balances held at Pershing. At December 31, 2009 this balance was $21.7 million, which is included as due from affiliated clearing broker on the statement of financial condition.

(4) Related-Party Transactions

The Company has entered into various transactions with affiliates, including certain BNY Mellon affiliates. The Company enters into these transactions in the normal course of business.

At December 31, 2009, the Company had a payable to an affiliate of $526 thousand relating to certain administrative support services, primarily from financial system support, people services, accounts payable and corporate communications, which is included in due to affiliates on the statement of financial condition. The Company also has a payable of $2.2 million to another affiliate for payroll services.

(5) Fixed Assets

Fixed assets consist of furniture and office equipment, computer equipment and software, leasehold improvements and communications equipment. At December 31, 2009, fixed assets amounted to $1.0 million net of accumulated depreciation of $624 thousand, and are included in other assets on the statement of financial condition.

(6) Intangibles

At December 31, 2009, intangibles amounted to $22.7 million net of accumulated amortization of $5.5 million. The original purchase agreement to acquire certain registered investment advisor contractual arrangements was dated September 7, 2006.

(7) Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule under Rule 15c3-1 of the Securities Exchange Act of 1934. The Company has elected to use the alternative method of computing regulatory net capital requirements provided for in Rule 15c3-1. Under the alternative method

the Company is required to maintain a minimum net capital of $250 thousand. At December 31, 2009, the Company's net capital of $7.3 million was in excess of the minimum requirement by approximately $7.0 million.

Advances to affiliates, repayment of borrowings, dividend payments and other equity withdrawals are subject to certain notification and other provisions of SEC Rules and other regulatory bodies.

(8) Subordinated Indebtedness

At December 31, 2009, the Company had a $30 million equity subordinated debt agreement with the Parent, which bears an interest rate of 4.23%. The debt qualifies as regulatory capital and as equity in the debt to debt plus equity ratio in accordance with SEC Rule 15c3-1 and matures on January 31, 2015. At December 31, 2009, the Company owed the Parent $109 thousand in interest which is included in due to affiliates on the statement of financial condition.

(9) Commitments and Contingencies

The Company has non-cancelable leases covering office space expiring between the years 2010 and 2019. At December 31, 2009, minimum future rentals on the non-cancelable office leases are as follows (dollars in thousands): 2010 $457; 2011 $450; 2012 $461; 2013 $474; 2014 $362; and $931 for the years thereafter.

The Company applies the provisions of the ASC 460, *Guarantees*, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify Pershing, the clearing broker, for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2009, the total amount of customer balances maintained by Pershing and subject to such indemnification was approximately $280.5 million. In accordance with applicable margin lending practices, customer balances are collateralized by customer securities or supported by other types of customer recourse provisions.

(10) Restricted Stock Units

During the year, BNY Mellon issued restricted stock to employees, including certain Company employees. The Company accounts for its plan in accordance with ASC 718, *Compensation – Stock Compensation*, and accordingly, compensation cost is measured at the grant date based on the value of the award and is recognized over the vesting period.

(11) Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has net deferred tax liabilities at December 31, 2009, of approximately $2.3 million, which are included in due to affiliates and other accrued expenses on the statement of financial condition. Deferred tax liabilities relate principally to amortization and state taxes. Deferred tax assets relate principally to state net operating loss carry-forwards and reserves. Federal taxes receivable of $2.5 million is included in due from affiliates and state taxes payable of $1.3 million is included in other accrued expenses on the statement of financial condition.

The Company has New Jersey net operating loss carryforwards of approximately $50 million, which begin to expire in 2013. The related deferred tax asset has been reduced by a valuation allowance equal to $1.6 million.

(12) Legal Proceedings

In the normal course of business, the Company may be involved in litigation. At December 31, 2009, no litigation was pending against the Company nor is management aware of any unasserted claims or assessments against the Company.

(13) Fair Value Information

At December 31, 2009, substantially all of the Company's assets and liabilities that are deemed to be financial instruments were carried at either fair value or at amounts which approximate such values. The fair values of such items are not materially sensitive to shifts in market interest rates because of the limited term to maturity or variable rate of these instruments. Intangible assets are stated at cost, which approximates fair value.

(14) Employee Benefit Plans

BNY Mellon sponsors a 401(k) plan (the Plan) for its active employees. The Plan offers the Company's employees the opportunity to plan, save and invest for their future financial needs. All employees are eligible to participate and make before and after tax contributions of up to 20% of their eligible compensation. The Company makes periodic contributions to the Plan based on the discretion of management and relevant IRS rules.

(15) Financial Support

The Company has an agreement with the Parent, whereby the Parent, has committed to provide financial support to the Company in an amount sufficient to satisfy its obligations when due and fund its operations as needed, until at least January 1, 2011.

(Continued)

SUPPLEMENTARY REPORT

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Managers and Member
Pershing Advisor Solutions LLC:

In planning and performing our audit of the financial statements of Pershing Advisor Solutions LLC (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2010